Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Oil Corporation
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 333-155256
Dated December 28, 2009

December 25, 2009
To whom it may concern:
Nippon Oil Corporation
Nippon Mining Holdings, Inc.
Notification with Respect to Oil Refineries, Manufacturing Facilities and
Branch Offices and Branding of JX Nippon Oil & Energy Corporation
Nippon Oil Corporation (“Nippon Oil,” Head Office: Nishi-Shimbashi 1-chome, Minato-ku, Tokyo; President: Shinji Nishio) and Nippon Mining Holdings, Inc. (“Nippon Mining,” Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) have been working towards their business integration based on the business integration agreement entered into on October 30, 2009 and the share transfer plan for the establishment of the holding company, assuming the approval of the general meetings of shareholders of Nippon Oil and Nippon Mining (the “Companies”) and of the regulatory authorities.
As the Companies have agreed upon the operational structure of oil refineries, manufacturing facilities and branch offices of JX Nippon Oil & Energy Corporation to be established on July 1, 2010 (“JX Nippon Oil & Energy,” a wholly-owned petroleum refining and marketing business company of JX Holdings, Inc. to be established on April 1, 2010) and the branding to be used by JX Nippon Oil & Energy, they would like to provide notice of the following.
1.	Operational Structure of Oil Refineries, Manufacturing Facilities and Branch Offices of JX Nippon Oil & Energy Group

JX Nippon Oil & Energy will operate 8 oil refineries, 3 manufacturing facilities and 10 branch offices throughout Japan.

In anticipation of future changes in the business environment, the Companies plan to reduce petroleum refining capacity by 400,000 barrels per day by March 31, 2011, with December 4, 2008 (the date of basic agreement of the business integration) as the benchmark date, and to further reduce petroleum refining capacity by 200,000 barrels per day by March 31, 2015 at the latest.

The Companies have agreed upon the details and methods of reducing the petroleum refining capacity by March 31, 2011 as follows. In deciding the details and methods, the Companies have taken into consideration details of the operational structure of the refineries, manufacturing facilities and branch offices as well as details including the equipment and location of each oil refinery of the group.

(1)	Oil Refineries (8 Oil Refineries)

	Refining Capacity (in thousand barrels per day)(*1)				Notes
	As of				(details of the plan to reduce
	December	As of March 31, 2011			petroleum refining capacity are
Oil Refineries	2008	(Plan)		Topper	underlined)
Muroran	180	180		180 (Topper 2)	Currently, the Muroran Refinery of Nippon Petroleum Refining(*2).

Sendai	145	145		145 (Topper 1)	Currently, the Sendai Refinery of Nippon Petroleum Refining.

Negishi	340	270		120 (Topper 1) 150 (Topper 4)	Currently, the Negishi Refinery of Nippon Petroleum Refining. Expected to terminate operation of Topper 2 (70 thousand BD).

Osaka	115	—		—	Currently, the Osaka Refinery of Nippon Petroleum Refining. Expected to be redirected and operated by a joint venture between Nippon Oil and China National Petroleum Corporation.

Mizushima	455	345	(*4)	Nippon Petroleum Refining 140 (Topper 3) Japan Energy 95 (Topper 2) 110 (Topper 3)	Expected to integrate the Mizuhima Refinery of Nippon Petroleum Refining (250 thousand BD) and the Mizushima Refinery of Japan Energy(*3) (205 thousand BD), and cease operation of Topper 2 at the Mizushima Refinery of Nippon Petroleum Refining (110 thousand BD).

Marifu	127	127		127 (Topper 4)	Currently, the Marifu Refinery of Nippon Petroleum Refining.

Oita	160	136		136 (Topper 3)	Currently, the Oita Refinery of Nippon Petroleum Refining. Expected to terminate operation of Topper 1 (24 thousand BD).

Kashima	210	189	(*6)	189 (Topper 1)	Operated by Kashima Oil(*5). Expected to reduce refining capacity of Topper 1 by 21 thousand BD.

	(60)	—		—	Nihonkai Oil Previously, the Toyama Refinery, which was terminated at the end of March 2009(*7).

Total	1,792	1,392			Plan to reduce refining capacity by 400 thousand BD.

(*1)	Refining capacity of each refinery is indicated by using the capacity of toppers, an atmospheric distillation device. Topper numbers shown indicate the designated atmospheric distillation device number.

(*2)	Nippon Petroleum Refining Co., Ltd., a wholly-owned subsidiary of Nippon Oil.

(*3)	Japan Energy Corporation, a wholly-owned subsidiary of Nippon Mining.

(*4)	The condensate splitter research facility (with refining capacity of 35 thousand BD) at Japan Energy’s Mizushima Refinery, which was completed in August 2009, is not included.

(*5)	Kashima Oil Co., Ltd. is currently a subsidiary of Japan Energy in which Japan Energy holds 70.7% of the issued shares. Upon establishment of JX Nippon Oil & Energy, Kashima Oil Co., Ltd. will become a subsidiary of JX Nippon Oil & Energy, and JX Nippon Oil & Energy will hold the 70.7% of issued shares of Kashima Oil Co., Ltd.

(*6)	The condensate splitter (with refining capacity of 63.5 thousand BD), which is owned by Kashima Aromatics Co., Ltd. (a subsidiary of Japan Energy in which Japan Energy holds 80% of the issued shares) and is operated by Kashima Oil Co., Ltd., is not included.

(*7)	Nihonkai Oil Co., Ltd. is a wholly-owned subsidiary of Nippon Oil. The Toyama Refinery was converted into an oil terminal.
(2)	Manufacturing Facilities (3 Manufacturing Faclities)

Manufacturing Facility	Notes
Kawasaki Plant	Currently, the Kawasaki Plant of Nippon Petroleum Refining Production of petrochemicals such as ethylene, propylene, paraxylene and benzene.

Yokohama Plant	Currently, the Yokohama Plant of Nippon Petroleum Refining Manufacture of lubricants, various solvents and wax, among others.

Chita Plant	Currently, the Chita Oil Refinery of Japan Energy Production of petrochemicals such as paraxylene and benzene, and various solvents, among others.
(3)	Branch Offices (10 Offices)

Name	Coverage	Notes
Hokkaido Office	Hokkaido prefecture	The Hokkaido Office of Nippon Oil and the Hokkaido Office of Japan Energy will be integrated.

Tohoku Office	Aomori, Iwate, Akita, Miyagi, Yamagata and Fukushima prefectures	The Tohoku Office of Nippon Oil and the Tohoku Office of Japan Energy will be integrated.

Kanto Office	Ibaraki, Tochigi, Saitama, Gunma, Nagano and Niigata prefectures	The Tokyo Office, Kanto I Office, Kanto II Office and Kanto III Office of Nippon Oil and the Tokyo Office, Kitakanto Office and Minamikanto Office of Japan Energy will be reorganized into two offices.

Tokyo Office	Tokyo, Chiba, Kanagawa, Shizuoka and Yamanashi prefectures

Chubu Office	Aichi, Mie, Gifu, Toyama, Ishikawa and Fukui prefectures	The Chubu Office of Nippon Oil and the Chubu Office of Japan Energy will be integrated.

Kansai Office	Osaka, Kyoto, Shiga, Nara, Wakayama, Hyogo, Tokushima, Kagawa, Ehime and Kochi prefectures	The Kansai Office of Nippon Oil and the Kinki Office and part of the Chushikoku Office (in charge of Shikoku area) of Japan Energy will be integrated.

Name	Coverage	Notes
Chugoku Office	Hiroshima, Okayama, Yamaguchi, Shimane and Tottori prefectures	The Chugoku Office of Nippon Oil and part of the Chushikoku Office (in charge of Chugoku area) of Japan Energy will be integrated.

Kyushu Office	Fukuoka, Saga, Nagasaki, Kumamoto, Oita, Miyazaki and Kagoshima prefectures	The Kyushu Office of Nippon Oil and parts of the Kyushu Office (other than those in charge of Okinawa prefecture) of Japan Energy will be integrated.

Okinawa Office	Okinawa prefecture	The Okinawa Office of Nippon Oil and part of the Kyushu Office of Japan Energy (in charge of Okinawa prefecture) will be integrated.

Koiki Office	Independent owners of service stations that service multiple regions
2.	Branding to be used by JX Nippon Oil & Energy

The Companies determined after discussion that the branding to be used in the petroleum refining and marketing business after the business integration will be “ENEOS” in order to enhance the value of the branding and to better realize early the benefits of the business integration.
“ENEOS” was coined from the words “ENERGY” and “NEOS,” which means NEW in Greek. The Companies wish to fulfill each customer’s satisfaction by offering a range of different types of energy.
The logo of the branding symbolizes energy. The globe in the center represents reliability and continuity, and the spiral spreading outward symbolizes creativity and innovation.
The Companies plan to swiftly integrate the branding of their network of service stations under this ENEOS brand, such as changing sign poles, logos painted on fire walls and billboards, after the establishment of JX Nippon Oil & Energy on July 1, 2010.
[For Reference] The branding currently used by the two groups are as follows:

(End of Document)

[Contact Information for Inquiries in Connection with the Press Release]
Nippon Oil Corporation (PR Division, PR Group) Tel: +81-3-3502-1124
Nippon Mining Holdings, Inc. (Investor Relations) Tel: +81-3-5573-5125

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.